

September 26, 2012

Via E-mail
Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

  Re: NorthStar Realty Finance Corp.
     Form 10-K for fiscal year ended December 31, 2011
     Filed February 17, 2012
     File No. 1-32330

Dear Ms. Hess:

  We have reviewed your response dated September 11, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

General

1. We note your response to prior comment 2 from our letter dated August 27, 2012 and are unable to agree with your position. Given the significant impact of interest income and interest expense to your operations, we believe such disclosures provided by SAB Topic 11.K apply to your business operations. Please provide to us your proposed disclosures to comply with such reporting requirements, such as a tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented.

Results of Operations, page 82

2.   We note your response to prior comment 3. We continue to believe that your discussion of results of operations should address the performance of your segments given the management of your portfolio. Given that you believe your net lease and asset management businesses to be a significant part of your operations, please provide to us further detail as to why you believe the presentation of consolidated results of operations enhances your overall financial disclosure by providing a clearer explanation of your financial information to investors.

Item 8. Financial Statements and Supplementary Data, page 103

Consolidated Balance Sheets, page 106

3.   We note your response to prior comment 4 and are unable to agree with your position, as your consolidated balance sheets as currently presented do not comply with Rule 5-02 of Regulation S-X. Please amend your filing to recast your balance sheets.

Consolidated Statements of Operations, page 107

4.   We note your response to prior comment 5. As discussed above, given the significance of interest-earning assets and interest-bearing liabilities to your current operations, your statements of operations should present net interest income; refer to SAB Topic 11.K and Article 9 of Regulation S-X.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        /s/ Kevin Woody

                                                        Kevin Woody
                                                        Accounting Branch Chief